UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549



____________________________________________________________________________

Application of Unitil Corporation         )
                                          )       CERTIFICATE PURSUANT TO
and its Subsidiaries on Form U-1          )       RULE 24 UNDER THE PUBLIC
                                          )       UTILITY HOLDING COMPANY ACT
(File No. 70-9053)                        )       of 1935

____________________________________________________________________________


	Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Unitil Corporation ("Unitil"), on behalf of itself and its subsidiaries, Concord Electric Company, Exeter & Hampton Electric Company, Fitchburg Gas and Electric Light Company, Unitil Power Corp., Unitil Realty Corp., Unitil Resources Inc. and Unitil Service Corp., hereby files the attached quarterly report as required by the Securities and Exchange Commission's order approving short-term borrowings by Unitil and its subsidiaries and approving the Unitil System money pool (HCAR. No. 25773; File No. 70-8066, March 29, 1993; File No. 70-8623, July 11, 1995; File No.
70-9053, June 30, 1997).



Exhibit

Exhibit A -	Quarterly Report of Unitil Corporation and Its Subsidiaries
                by Short-term Borrowings and Money Pool Transactions for the third quarter of 1997.













                                  SIGNATURE






	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.




                                         UNITIL CORPORATION




                               By:        /s/ Gail A. Siart
                                             Gail A. Siart
                                       Treasurer and Secretary


Dated:  October 20, 1997




















				EXHIBIT  A
   QUARTERLY REPORT BY UNITIL CORPORATION AND ITS SUBSIDIARIES OF SHORT-TERM
     BORROWINGS AND MONEY POOL TRANSACTIONS  FOR THE THIRD QUARTER OF 1997







                                     Concord     Exeter & Hampton   Fitchburg
                       Unitil        Electric    Electric        Gas & Electric
                    Corporation      Company     Company          Light Company

(a)
Maximum Principal Amount
of Short-term Borrowings
Outstanding During the
Third Quarter:
     Money Pool             N/A     $6,281,484      $6,352,563      $7,235,315
     Banks          $19,360,000         None            None            None

(b)
Average Interest Rate for
the Money Pool Borrowings
During the Third Quarter*   N/A       6.139%           6.137%          6.130%

(c)
Maximum Amount Outstanding
By Company for Each Source
of Outside Borrowings
During the Third Quarter:
  Bank of Boston     $9,250,000        None             None            None
  Fleet Bank - NH    $8,000,000        None             None            None
  State Street Bank  $1,000,000        None             None            None
  Citizens Bank      $3,000,000        None             None            None

* Excludes Bank Service and Commitment Fees




				EXHIBIT A
   QUARTERLY REPORT BY UNITIL CORPORATION AND ITS SUBSIDIARIES OF SHORT-TERM
     BORROWINGS AND MONEY POOL TRANSACTIONS  FOR THE THIRD QUARTER OF 1997





                          UNITIL         UNITIL        UNITIL         UNITIL
                          Power          Realty        Service       Resources
                          Corp.          Corp.         Corp.           Inc.

(a)
Maximum Principal Amount
of Short-term Borrowings
Outstanding During the
Third Quarter:
     Money Pool         $5,791,641     $8,077,918     $1,707,654     $280,333
     Banks                 None           None           None          None

(b)
Average Interest Rate for
the Money Pool Borrowings
During the Third Quarter*  6.110%        6.102%          6.143%        6.133%

(c)
Maximum Amount Outstanding
By Company for Each Source
of Outside Borrowings
During the Third Quarter:
     Bank of Boston         None          None             None         None
     Fleet Bank - NH        None          None             None         None
     State Street Bank      None          None             None         None
     Citizens Bank          None          None             None         None
* Excludes Bank Service and Commitment Fees